July 7, 2016
Via Edgar
Ethan Horowitz
Branch Chief
Office of Natural Resources
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2015 filed February 25, 2016 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated June 22, 2016

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated June 22, 2016 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2015, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 7, 2016

Form 10-K for Fiscal Year Ended December 31, 2015

Management Discussion & Analysis, page 49

Critical Accounting Estimates, page 66

Impairment of Long-Lived Assets, page 66

1.
We note your disclosure that properties could be at risk for impairment if estimated commodity revenues are lower. We also note that as of December 31, 2015, there was a significant difference between your net capitalized costs of $7.1 billion and the standardized measure of discounted future net cash flows of $1.3 billion. Please revise to provide additional disclosure to address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment including, but not limited to your short-term and long-term commodity price assumptions. Please also address the degree of uncertainty associated with your key assumptions and discuss potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

In regards to the amounts referenced in the question, we would like to clarify the amounts and the relationships between such amounts. The net capitalized costs of $7.1 billion as of December 31, 2015 includes $2.3 billion related to unproved leasehold properties and $4.8 billion related to proved properties. As you noted, the standardized measure of discounted future cash flows is $1.3 billion as of December 31, 2015; however, this amount is after the application of a 10 percent discount on the future cash flows. The undiscounted future net cash flows from the standardized measure of cash flows as of December 31, 2015 were $2.9 billion. Because we apply the successful efforts method of accounting, the standardized measure of cash flows is not the basis for our impairment tests (Step 1 or Step 2) although it can be an indicator that an impairment analysis should be performed. In addition, the standardized measure of discounted cash flows is not an estimate of fair value of the proved properties for purposes of successful efforts impairment calculations. Although not part of our impairment analysis, we would point out that the $1.9 billion difference between the $4.8 billion in capitalized costs of the proved properties noted above and the $2.9 billion of future undiscounted cash flows of standardized measure of proved reserves represents approximately 15% of the standardized measure future cash inflows of $12.3 billion disclosed on page 127. As noted on page 127 of our Form 10-K, the undiscounted future net cash flows for the standardized measure is based on the historical 12-month average price computed as an unweighted average of the prices as of the first day of each month, unless prices are defined by contractual agreement. However, the pricing used in our impairment assessments of our proved properties is developed in consideration of market information, internal forecasts and published forward prices adjusted for locational basis differentials as noted on page 66 and 67 of our Form 10-K. Also, reserves that were not economic at the standardized measure pricing could be economic at a forecasted price. As noted, the commodity price assumption is a significant assumption in our impairment analysis.

While not included within the Impairment of Long-Lived Assets section of Critical Accounting Estimates, we do include a discussion of assumptions on future commodity prices within the next section of
Critical Accounting Estimates-Successful Efforts Method of Accounting for Oil and Gas Exploration and
Production Activities on page 67. We also discuss the estimation of oil and gas reserves as an integral component of these calculations. In addition, and in the spirit of limiting disclosure redundancy, we have cross referenced to Note 14 which includes a discussion of significant inputs on page 110 of our Form 10-K. We believe that the combination of these disclosures along with the disclosure that a 15 to 20 percent lower

Mr. Ethan Horowitz
Securities and Exchange Commission
July 7, 2016

estimated commodity revenues may result in an impairment communicate the uncertainty and sensitivity of these estimates. We believe the disclosure of a potential impairment charge under different assumptions for a successful efforts company is not as straightforward as an impairment under the full cost method of accounting; however, we have disclosed the net book values of the assets as an indicator of the amounts potentially subject to an impairment charge.

Notes to Consolidated Financial Statements

Note 2 - Acquisition, page 86

2.	Please disclose the amounts of revenue and earnings of RKI Exploration & Production, LLC since the acquisition date. Refer to FASB ASC 805-10-50-2(h)(1).

We excluded the disclosure of the revenue and earnings of RKI Exploration & Production, LLC (“RKI”) since the acquisition date due to materiality considerations. Over two-thirds of the $3.1 billion of property and equipment fair value of the RKI acquisition consisted of unproved properties. The revenues and before-tax operating loss of the RKI operations since the acquisition date were approximately $60 million and $26 million, respectively.

Note 10 - Contingent Liabilities and Commitments, page 101

3.
We note that you have approximately $527 million of transportation obligations primarily associated with the Piceance Basin, of which $104 million will be assumed by the purchaser. Please tell us the nature and amount of the Piceance Basin transportation obligations which will not be assumed by the purchaser, if any portion of these obligations are reflected in your current financial statements, and whether you considered including an adjustment for a liability in your pro forma financial statements, to the extent material.

We entered into firm contracts for interstate pipeline transportation in and around the Piceance Basin for the primary purpose of marketing our equity production from Piceance Basin wells. These contracts were entered into by a consolidated entity that was not sold in the transaction. Contracted capacity was based on projections of drilling and development activity in the basin. Demand charges are payable monthly whether or not the transportation services are utilized.

The approximate $527 million of primarily Piceance Basin transportation obligations, including those assumed by the purchaser, are not reflected in our balance sheet as of December 31, 2015 included in our Form 10-K and were not included as an adjustment to our pro forma financial statements. We continue to use the capacity associated with the obligations not assumed by the purchaser in the marketing of gas purchased from third parties, and we have entered into temporary releases with third parties. As of the filing date of our Form 10-K, we were evaluating whether to continue using the contracted capacity for third-party marketing activities or to seek a buyout or other termination of the underlying contracts, but had not decided on a course of action. As such, the contracts associated with the Piceance Basin transportation obligations were considered executory contracts, for which expected losses are not recognized prior to those losses being incurred, as there was not specific authoritative guidance to the contrary. ASC 420, Exit or Disposal Obligations, requires recognition of a liability for certain contract termination costs associated with exit or disposal activities, including costs to terminate a contract before the end of its term and costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity. We believe the transportation obligations were not within the scope of ASC 420, as the underlying contracts had not been terminated in conjunction with the Piceance disposition and could be utilized for economic benefit to the entity in third-party marketing activities.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 7, 2016

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-1520.

Sincerely,
/s/ STEPHEN L. FAULKNER
Stephen L. Faulkner
Controller (Principal Accounting Officer)

cc:	Kimberly L. Calder, Securities and Exchange Commission
Diane Fritz, Securities and Exchange Commission